UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2023
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
On November 6, 2023, Wix.com Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company's principal executive offices located at Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025. At the Meeting, the Company's shareholders approved the following resolutions:
(1)     to re-elect Deirdre Bigley, Allon Bloch and Ferran Soriano as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified;
(2)     to approve the compensation of the Company’s CEO, as required under Israeli law;
(3)     to amend the compensation policy for the Company’s executives, as required under Israeli law; and
(4)     to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
Only shareholders of record as of the close of business on October 4, 2023 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2023
WIX.COM LTD.
By:    /s/ Naama Kaenan
Name:    Naama Kaenan
Title:    General Counsel